March 31, 2005

via facsimile and U.S. mail
W. Gordon Lancaster
Chief Financial Officer
Ivanhoe Energy, Inc.
654-999 Canada Place
Vancouver, British Columbia, Canada


	Re:	Ivanhoe Energy, Inc.
		10-K for the year ended December 31, 2004
      File No. 000-30586

Dear Mr. Lancaster:

      We have reviewed the above filing and have the following accounting and engineering comments. We have limited our review to the matters specifically identified below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-K for the year ended December 31, 2004

Notes to Consolidated Financial Statements

Note 19 Additional Disclosures Required Under U.S. GAAP, page 62

1. We note that you have not provided the disclosures required under
Rule 4-10(c)(7)(ii) of Regulation S-X, regarding capitalized costs excluded from amortization. Please expand your disclosures to address the following point:

(a)	Provide a description of the current status of the
significant
properties or projects for which costs are excluded from amortization, and the anticipated timing of the inclusion of such costs in the amortization computation.

Engineering Comment


Supplementary Disclosures About Oil and Gas Production Activities, page 67

	Oil and Gas Reserves, page 67

2. We note that almost 86% of your reserves in China are
classified
as proved undeveloped and that these reserves represent almost 70%
of
your total reported reserves.  Supplementally, please provide us with
the technical justification for these reserves.   This should
include
but not be limited to decline curves, structure maps with the producing wells and proved undeveloped locations annotated on the maps, volumetric calculations, example logs, fluid and rock properties and that portion of the reserve report pertaining to these particular reserves.


Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing(s);

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jon Duersch at (202) 942-1761 or Karl Hiller at
(202) 942-1981 if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy at (202) 942-2935 if you have questions about the engineering comment. Please contact me at (202) 942-1870 with any other questions. Direct all correspondence to the following ZIP code:
20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director
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Ivanhoe Energy, Inc.
March 31, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE